Exhibit 21 — Subsidiaries of the Company, Jurisdiction of Incorporation, and Percentage of Ownership

1.	U.S. Global Investors (Bermuda) Ltd. - incorporated in Bermuda and wholly owned by the Company

2.	U.S. Global Investors (Canada) Ltd. – incorporated in Canada and wholly owned by the Company

3.	U.S. Global Indices, LLC – incorporated in Texas and wholly owned by the Company